Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Eric Envall

Division of Corporation Finance

April 7, 2022

Re:	Lazard Group LLC

Registration Statement on Form S-3

Filed March 15, 2022

Registration No. 333-263578

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Lazard Group LLC (the “Company”) hereby respectfully requests acceleration of the effective date of the above-referenced Registration Statement to 4:00 p.m. Eastern time on Monday, April 11, 2022, or as soon as practicable thereafter.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Nicholas A. Dorsey at (212) 474-1764, and then send written confirmation to the addressees listed on the cover of the Registration Statement.

Very truly yours,

Lazard Group LLC

By:	/s/ Scott D. Hoffman
	Name:	Scott D. Hoffman
	Title:	Managing Director and General Counsel